Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

May 11, 2011

Mr. James Murphy
Petroleum Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4628
Washington, D.C. 20549

Re:	Daleco Resources Corporation
File No. 000-12214
Form 10-K for Fiscal Year Ended September 30, 2010
Filed January 13, 2011

Dear Mr. Murphy:

The following items are in response to the comments contained in the letter dated April 5, 2011:

25.
Please obtain and file a summary reserve report from the third party engineer. Please have the third party engineer comply with all of paragraph (8) of Item 1202 of Regulation S-K regarding the preparation of his report.

Answer: A summary reserve report from the third party engineer is not attached to this Edgar filing but will be provided by separate cover consistent with the Registrant’s request for confidential treatment.  The Registrant believes the third party engineer is in compliance with all of paragraph (8) of Item 1202 of Regulation S-K regarding the preparation of such report.

Pursuant to the Commission’s Rule 83 (17 CFR 200.83), the Registrant requests confidential treatment of such reserve report.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary J. Novinskie
Gary J. Novinskie
Interim Chief Executive Officer, President and Chief Financial Officer

cc:	Richard W. Blackstone, Controller
Lee Waddle, Vasquez & Company LLP
C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.